EXHIBIT 99.1

INNATE PHARMA TO HOLD ITS ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 21, 2026

Marseille, France, April 13, 2026, 7:00 AM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) will hold its Annual General Meeting of shareholders (“AGM”) at 10:30 a.m. CEST on May 21, 2026, at its headquarters, 117 avenue de Luminy, 13009 Marseille.

The notice of meeting for this AGM was published on April 13, 2026 in the French Bulletin des annonces légales obligatoires (BALO). It includes the agenda, the proposed resolutions as well as instructions to participate and vote in this AGM.

Documents and information relating to the AGM will be made available to shareholders in compliance with current regulations on the Investors section of the Company's website.

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The AGM will also be broadcast live and accessible at the following link:

Innate Pharma 2026 Annual General Meeting

A guided tour of the Company's laboratories will be organized on the same day at 9:15 a.m. CEST for shareholders. Shareholders can register for the tour via the following link: registration form.

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Further information regarding the AGM:

Only shareholders who have registered their shares in an account at least five trading business days prior to the date of the AGM, i.e. May 14, 2026, at 00:00 (Paris time), will be entitled to attend the General Meeting.

Shareholders holding “au porteur” (bearer) shares will need to obtain an “attestation de participation” (certificate of shareholding) from their brokers. This “attestation de participation” must be attached to the voting or proxy form.

Written questions from shareholders must be received no later than four business days prior to the AGM, i.e. May 15, 2026, at the following address: investors@innate-pharma.fr.

Shareholders can also obtain the documents and information relating to the AGM (as described in Article R. 225-83 of the French Commercial Code) by sending a request by e-mail to investors@innate-pharma.fr.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.

Innate Pharma is advancing a portfolio of differentiated potential first and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.

Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com. Follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website (www.innate-pharma.com), and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors

investors & Media Relations

Innate Pharma

 Stéphanie Cornen

stephanie.cornen@innate-pharma.fr

Investor Relations

investors@innate-pharma.fr

Media

communication@innate-pharma.fr